Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business September 30, 2017, filed in accordance with 12 U.S.C. §161 for National Banks.

Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$18,593
Interest-bearing balances	205,447
Securities:
Held-to-maturity securities	142,316
Available-for-sale securities	254,889
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	118
Securities purchased under agreements to resell	30,628
Loans and lease financing receivables:
Loans and leases held for sale	7,834
Loans and leases, net of unearned income	924,987
LESS: Allowance for loan and lease losses	10,292
Loans and leases, net of unearned income and allowance	914,695
Trading Assets	45,303
Premises and fixed assets (including capitalized leases)	7,810
Other real estate owned	691
Investments in unconsolidated subsidiaries and associated companies	11,686
Direct and indirect investments in real estate ventures	339
Intangible assets
Goodwill	22,481
Other intangible assets	16,825
Other assets	58,325

Total assets	$1,737,980

LIABILITIES
Deposits:
In domestic offices	$1,242,149
Noninterest-bearing	425,384
Interest-bearing	816,765
In foreign offices, Edge and Agreement subsidiaries, and IBFs	118,326
Noninterest-bearing	929
Interest-bearing	117,397
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	12,165
Securities sold under agreements to repurchase	6,652

Dollar Amounts In Millions
Trading liabilities	10,606
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	131,262
Subordinated notes and debentures	12,971
Other liabilities	40,287

Total liabilities	$1,574,418

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	111,189
Retained earnings	51,446
Accumulated other comprehensive income	20
Other equity capital components	0

Total bank equity capital	163,174
Noncontrolling (minority) interests in consolidated subsidiaries	388

Total equity capital	163,562

Total liabilities, and equity capital	$1,737,980

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

                John R. Shrewsberry

            Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate

Federal regulatory authority and is true and correct.

                              Directors

Enrique Hernandez, Jr

Federico F. Pena

James Quigley